Exhibit 3.1

THIRD AMENDMENT TO THE MYOMO, INC.

2018 STOCK OPTION AND INCENTIVE PLAN

This Third Amendment (this “Amendment”) to the Myomo, Inc. 2018 Stock Option and Incentive Plan, as amended (the “Plan”), of Myomo, Inc. (the “Company”) is effective as of the date of approval by the Company’s stockholders (the “Effective Date”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Plan.

As of the Effective Date, the Plan shall be amended as follows:

1.	Section 3(a) of the Plan is hereby deleted in its entirety and replaced with the following:

(a)

Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 8,114,140 shares (the “Initial Limit”), subject to adjustment as provided in Section 3(c), plus on January 1, 2027 and each January 1 thereafter until expiration of the Plan, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by 4 percent of the number of shares of Stock issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the Administrator (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit cumulatively increased on January 1, 2024 and each January thereafter by the lesser of the Annual Increase for such year or 1,000,000 shares of Stock, subject in all cases to adjustment as provided in Section 3(c). Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company. For purposes of this limitation, the shares of Stock underlying any Awards under the Plan and under the Company’s 2004 Stock Option and Incentive Plan, 2014 Stock Option and Grant Plan and/or 2016 Equity Incentive Plan that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

2.	Except as expressly amended by this Amendment, the Plan shall continue in full force and effect in accordance with the provisions thereof.